Ard
1-29-2002


02005246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JAN 2 4 2002
316
WASH, D.C.
SECTION

VF 1-28-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 18249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.M. TONGE COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 MAIN STREET
(No. and Street)

WATERVILLE	ME	04901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. TONGE 207-873-2717
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name)*

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 3 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ROBERT M. TONGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. TONGE COMPANY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert M Tonge
Signature

PARTNER
Title

Joyce D Toman
Notary Public

Joyce D. Toman, Notary Public
My Commission Expires 1-28-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. M. TONGE COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Partners of
R. M. Tonge Company
Waterville, Maine

We have audited the accompanying statement of financial condition of R. M. Tonge Company (a partnership) as of December 31, 2001 and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. M. Tonge Company as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Norwood, Massachusetts
January 10, 2002

R.M. TONGE COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 25,456
Deposits with clearing organizations	81,202
Receivable from broker-dealers and clearing organizations	9,243
Securities owned, at market value	34,747
Furniture and equipment, at cost, less accumulated depreciation of $5,740	1,434
Other assets	3,431
	$ 155,513

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 415
Partners' capital	155,098
	$ 155,513

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBE 31, 2001

Revenues:	
Commissions	$ 142,050
Interest	8
	142,058
Expenses:	
Employee compensation and benefits	40,905
Floor brokerage, exchange and clearance fees	5,300
Communications and data processing	4,830
Occupancy	31,698
Other expenses	21,620
	104,353
Net income	$ 37,705

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$ 143,408
Net income	37,705
Additions of capital	1,922
Deductions of capital	(27,937)
Balance at December 31, 2001	$ 155,098

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 37,705
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,435
Increase in Deposits with clearing organizations	(3,832)
Decrease in Receivable from brokers-dealers	4,479
Decrease in Accounts payable, accrued expenses	(303)
Net cash from operating activities	39,484
Cash flows from investing activities:	
Decrease is Securities owned	3,400
Cash flows from financing activities:	
Capital additions	1,922
Capital withdrawals	(27,937)
Net cash used in financing activities	(26,015)
Increase in cash	16,869
Cash at beginning of the year	8,587
Cash at end of the year	$ 25,456
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

R. M. TONGE COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company is a Maine limited partnership, and serves as a broker/dealer in securities. Commission revenue and expenses are recorded on a settlement date basis.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is calculated using the straight line method over five years.

Income Taxes
The Company is a limited partnership, and is not subject to federal and state income taxes.

Securities
It is the Company's policy to reflect both realized and unrealized gains and losses of securities as an adjustment to the individual partners capital accounts. For the year ended December 31, 2001 there were unrealized losses of $ 1,491.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Major classifications of furniture and equipment are as follows:

Computer equipment	$7,174
Less accumulated depreciation	5,740
	$1,434

Depreciation expense for the year ending December 31, 2001 was $1,435.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $143,397 at December 31, 2001, which exceeds required net capital of $5,000 by $138,397. The ratio of aggregated indebtedness to net capital at December 31, 2001 was .29%.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases its office facilities under a tenant-at-will arrangement, from a partnership comprised of the Company's general and limited partners. Rent payments under this arrangement for the year ended December 31, 2001 were $30,000. Rent paid to this related party was on terms equivalent to those that would prevail in an arm's length transaction.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions, and the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

R. M. TONGE COMPANY
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Partners of
R. M. Tonge Company
Waterville, Maine

We have audited the accompanying financial statements of R. M. Tonge Company as of and for the year ended December 31, 2001, and have issued our report thereon dated January 10, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 10, 2002

SCHEDULE I

R. M. TONGE COMPANY

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 415	
TOTAL AGGREGATE INDEBTEDNESS	$ 415	
NET CAPITAL:		
Total partners' capital		$ 155,098
ADJUSTMENTS TO NET CAPITAL:		
Furniture and equipment		(1,434)
Other assets		(3,431)
Haircuts		(6,836)
		(11,701)
Net capital, as defined		$ 143,397
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 138,397
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.29%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 142,325
Net audit, adjustments	2,086
Increase in non-allowables and haircuts	(1,014)
Net capital per above	$ 143,397

SCHEDULE II

R. M. TONGE COMPANY

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

R. M. TONGE COMPANY

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2001

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

R. M. TONGE COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

R. M. Tonge company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Partners of
R. M. Tonge Company
Waterville, Maine

In planning and performing our audit of the financial statements and supplemental schedules of R.M. Tonge Company (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does nto carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
January 10, 2002